Thomas O’Brien
108 Dayton St.
Danvers, MA 01923

September 20, 2011

Rondald Wheet
Chairman & Chief Executive Officer
Revolutions Medial Corp.
670 Marina Drive, 3rd Floor
Charleston, South Carolina, 29492

Dear Ron,

It is with deep regret that I must inform you that I am resigning my appointed positions as President and Director of Revolutions Medical Corporation, effective immediately, in accordance with my Employment Agreement October 26, 2009 (d) Termination by the Executive, number (6)

It is my sincere desire as a shareholder to continue my support for the success of Revolutions Medical Corporation in whatever capacity possible.

Sincerely,
/s/ Thomas O’Brien
Thomas O’Brien

Cc. Thomas Beahm